QuickLinks -- Click here to rapidly navigate through this document

Prospectus Supplement to Prospectus dated June 3, 2004

$1,739,061,000

SLM Student Loan Trust 2004-5

Issuer

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Servicer and Administrator

Student Loan-Backed Notes

        On June 10, 2004, the trust will issue the following classes of notes offered by this prospectus supplement:

Class	Principal	Interest Rate	Maturity
Class A-1 Notes	$284,000,000	3-month LIBOR plus 0.00%	January 25, 2010
Class A-2 Notes	$447,000,000	3-month LIBOR plus 0.03%	April 25, 2014
Class A-3 Notes	$331,000,000	3-month LIBOR plus 0.09%	October 25, 2016
Class A-4 Notes	$586,010,000	3-month LIBOR plus 0.15%	January 25, 2021
Class B Notes	$91,051,000	3-month LIBOR plus 0.48%	October 25, 2039

The trust will also issue two classes of reset rate notes, the class A-5 notes and the class A-6 notes, which are not being offered by this prospectus supplement. We are including information about the reset rate notes solely to provide a better understanding of the offered notes.

The trust will make payments, beginning on October 25, 2004, primarily from collections on a pool of consolidation student loans. In general, the trust will pay principal allocable to the class A notes sequentially to the class A-1 through class A-6 notes, in that order, until paid in full. The class B notes will not receive principal until the stepdown date, which is scheduled to occur on the distribution date in July 2009. The class B notes then will receive principal pro rata with the class A notes, as long as a trigger event is not in effect for the related distribution date. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes.

We are offering the offered notes through the underwriters at the prices shown below, when and if issued. We have applied for a listing of the offered notes on the Luxembourg Stock Exchange.

You should consider carefully the risk factors on page S-31 of this supplement and on page 19 of the prospectus.

The notes are asset-backed securities issued by a trust. They are not obligations of SLM Corporation, the depositor, the Student Loan Marketing Association, SLM Education Loan Corp., VG Funding, LLC, the administrator, the servicer or any of their affiliates.

The notes are not guaranteed or insured by the United States or any other government agency.

	Price to Public	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note	100.0%	0.125%	99.875%
Per Class A-2 Note	100.0%	0.180%	99.820%
Per Class A-3 Note	100.0%	0.200%	99.800%
Per Class A-4 Note	100.0%	0.220%	99.780%
Per Class B Note	100.0%	0.350%	99.650%

We expect the proceeds to the depositor from the sale of the offered notes to be $1,735,631,500 before deducting expenses payable by the depositor estimated to be $737,898.

        Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Joint Book-Runners
Credit Suisse First Boston	JPMorgan

Global Co-Managers
Banc of America Securities LLC	Citigroup

June 3, 2004

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on June 10, 2004 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/000119312504101560/d424b5.htm. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

QuickLinks

Purpose of this Filing